J.CREW GROUP, INC.

770 Broadway

New York, New York 10003

February 3, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tia Jenkins

Re:	Comment Letter Dated January 24, 2012

J.Crew Group, Inc.

Form 10-K for the Fiscal Year Ended January 29, 2011 Filed March 21, 2011

Form 10-Q for the Fiscal Quarter Ended October 29, 2011 Filed December 1, 2011

File No. 001-32927

Dear Ms. Jenkins:

J.Crew Group, Inc. (the “Company”) respectfully submits this letter in response to comments contained in your letter dated January 24, 2012 relating to the Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 21, 2011 and December 1, 2011, respectively. We have, for your convenience, reproduced the Staff’s comments, followed by the Company’s responses, below.

Form 10-Q for the Fiscal Quarter Ended October 29, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Executive Overview, page 20

1.

We note your disclosure in which you state that: (1) you have prepared your discussion and analysis of the results of operations and cash flows by comparing the mathematical combination of the predecessor period from January 30, 2011 to March 7, 2011 and the successor period from March 8, 2011 to October 29, 2011 (“Combined”) to the comparable thirty-nine week period last year, (2) this combined presentation is not consistent with generally accepted accounting principles and (3) the combined operating results (i) have not been prepared on a pro forma basis as if the Acquisition occurred on the first day of the period, (ii) may not reflect the actual results we would have achieved

Securities and Exchange Commission	- 2 -	February 3, 2012

absent the Acquisition, and (iii) may not be predictive of future results of operations. We further note that you have not included a separate discussion and analysis of the historical results of the predecessor period from January 30, 2011 to March 7, 2011 and the successor period from March 8, 2011 to October 29, 2011 that are presented in your filing. We believe it is inappropriate to merely combine predecessor and successor information without reflecting all relevant pro forma adjustments in accordance with Article 11 of Regulation S-X. We also believe that a separate discussion and analysis of the historical results of all predecessor and successor periods presented in your filing is required, pursuant to Items 303 of Regulation S-K. Please revise accordingly.

Response to Comment 1:

In preparing our filing, we believed that from a disclosure standpoint neither a full pro forma presentation in accordance with Article 11 of Regulation S-X or a mere combination of predecessor and successor provided a perfect picture of the Company’s results of operations. We chose to provide the combined financial information supplemented by disclosure of the acquisition-related adjustments in a tabular presentation to illustrate the impact of the transaction and related transaction costs. Furthermore, because the predecessor period was only five weeks, we believed the combined presentation and supplemental disclosure provided investors and other readers with information that is at least as meaningful and useful as the inclusion of full pro forma financial statements.

In future filings that require disclosure of our 2011 results, we will reflect the combined predecessor and successor information on a pro forma basis as supplemental disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations. Such supplemental disclosure will compare our 2011 results reflecting all relevant pro forma adjustments in accordance with Article 11 of Regulation S-X to the other applicable period’s actual results.

We also acknowledge the Staff’s comment that a separate discussion and analysis of the historical results of all predecessor and successor periods presented in our filings is required, pursuant to Item 303 of Regulation S-K. In future filings that require disclosure of our 2011 results for periods that include both the predecessor and successor periods, in addition to the supplemental disclosure of our pro forma combined results, we will also discuss separately the historical results of those periods.

Notes to Unaudited Condensed Consolidated Financial Statements, page 8

5. Share-Based Compensation, page 11

Acquisition-related share-based compensation, page 11

Securities and Exchange Commission	- 3 -	February 3, 2012

2.	We note that in connection with the acquisition, all outstanding share-based awards granted prior to the transactions became fully vested and the acceleration of such awards was determined to be a modification of the original share-based award and resulted in the calculation of a revised fair value on March 7, 2011. We further note on page 57 of your January 29, 2011 Form 10-K that the outstanding stock options and restricted stock awards (whether vested or unvested) held by your employees (including your Named Executive Officers) fully vested and were either canceled as of the effective time of the merger and converted into the right to receive cash within three business days after the completion of the Acquisition, or rolled over into shares of stock or stock options, as applicable, of the Parent. Please advise us of the following:

a.	Quantify for us the total (pre-tax) revised fair value attributable to pre-combination service, and the total (pre-tax) revised fair value attributable to post-combination service.

b.	Explain to us in sufficient detail how you determined the amounts attributable to both pre-combination and post-combination service, including the reason(s) why the $35.1 million for options settled in cash and $9.6 million for options rolled over by management into vested options of the Parent were attributable to post-combination service. In this regard, it is unclear to us what post-combination service is required for options that were either settled in cash or became fully vested options.

Response to Comment 2:

As noted by the Staff, all outstanding share-based awards granted prior to the transaction became fully vested on March 7, 2011. Because the acceleration of the awards was not a term of the original award agreements, but was provided for in the merger agreement, the acceleration was determined to be a modification of the original awards. This modification required us to calculate a revised fair value of the awards, which totaled (i) $213.1 million for awards settled in cash and (ii) $9.6 million for awards rolled over by members of management.

Awards settled in cash

The total pre-tax revised fair value attributable to pre-combination service was $178.0 million. This amount was recorded as consideration transferred to acquire the company, pursuant to ASC 805-30-55-24. The total pre-tax revised fair value attributable to post-combination service was $35.1 million. Because there was no future service requirement to the Parent company, this amount was immediately recorded as share-based compensation expense in the statement of operations of the Successor, pursuant to

ASC 805-30-55-23.

Securities and Exchange Commission	- 4 -	February 3, 2012

Awards rolled over by management

The total pre-tax revised fair value attributable to pre-combination service was not material. Therefore, the entire pre-tax revised fair value of $9.6 million associated with the awards rolled over by management was deemed attributable to post-combination service. Because there was no future service requirement to the Parent company, this amount was immediately recorded as share-based compensation expense in the statement of operations of the Successor, pursuant to ASC 805-30-55-23.

Accounting guidance considered

The company considered the guidance presented in Case D within ASC 805-30-55, as follows:

Case D: No Required Post-combination Service, All Requisite Service for Acquiree Awards Not Rendered as of Acquisition Date.

55-23 … Acquirer exchanges replacement awards that require no post-combination service for share-based payment awards of Target for which employees had not yet rendered all of the requisite service as of the acquisition date. The terms of the replaced Target awards did not eliminate any remaining requisite service period upon a change in control. The fair-value-based measure of the award is $100. Because employees have already rendered two years of service and the replacement awards do not require any post-combination service, the total service period is two years.

55-24 The portion of the fair-value-based measure of the replacement awards attributable to pre-combination service equals the fair-value-based measure of the acquiree award ($100) multiplied by the ratio of the pre-combination service period (2 years) to the greater of the (i) total service period (2 years) or (ii) the original service period of Target’s award (4 years). Thus $50 ($100 x 2/4 years) is attributable to pre-combination service and therefore included in the consideration transferred to the acquiree. The remaining $50 is attributable to post-combination service. Because no post-combination service is required to vest in the replacement award, Acquirer recognizes the entire $50 immediately as compensation cost in the post-combination financial statements.

Example of how we determined the amounts attributable to pre- and post-combination

Assume a share-based award of 100 options was granted on September 15, 2009, with graded vesting terms of 20% per year over a five year period and an exercise price of $34. We would have determined the amounts attributable to pre- and post-combination services as follows:

Merger consideration	$43.50
Exercise price	(34.00)

Fair value of award per share	$9.50

Total fair value of award (100 options × $9.50)	$950

Securities and Exchange Commission	- 5 -	February 3, 2012

First tranche vesting (20 options × $9.50 × 100%)(a)	$190
Second tranche vesting (20 options × $9.50 × 48%)(b)	91

Total fair value attributable to pre-combination(c)	$281

Total fair value attributable to post-combination(d)	$669

Notes:

(a) Full year vesting on September 15, 2010 reflected as 100%.

(b) Partial year vesting from September 15, 2010 through March 7, 2011 reflected as 48%.

(c) Recorded as consideration transferred to acquire the company.

(d) Recorded as compensation expense in the statement of operations of Successor.

*        *        *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	- 6 -	February 3, 2012

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (212) 209-8440 or Keith F. Higgins of Ropes & Gray LLP at (617) 951-7386.

Sincerely,

/s/ James Scully

James Scully

Chief Administrative Officer and Chief Financial Officer